Exhibit 99.6

GRANITE REAL ESTATE INC.

AND

GRANITE EUROPE LIMITED PARTNERSHIP

AND

GRANITE REIT HOLDINGS LIMITED PARTNERSHIP

AND

GRANITE REAL ESTATE INVESTMENT TRUST

AND

GRANITE REIT INC.

AND

BNY TRUST COMPANY OF CANADA

FIRST SUPPLEMENTAL INDENTURE

JANUARY 3, 2013

THIS FIRST SUPPLEMENTAL INDENTURE is dated as of the 3rd day of January 2013

BETWEEN:	GRANITE REAL ESTATE INC., a corporation existing under the laws of the Province of Québec,

(hereinafter called the “Corporation”)

AND:	GRANITE EUROPE LIMITED PARTNERSHIP, a limited partnership formed under the laws of Québec,

(hereinafter called “Fin LP”)

AND	GRANITE REIT HOLDINGS LIMITED PARTNERSHIP, a limited partnership formed under the laws of Québec,

(hereinafter called “Granite LP”)

AND	GRANITE REAL ESTATE INVESTMENT TRUST, a trust established under the laws of the Province of Ontario,

(hereinafter called “Granite REIT”)

AND	GRANITE REIT INC., a corporation existing under the laws of British Columbia,

(hereinafter called “Granite GP”)

AND:	BNY TRUST COMPANY OF CANADA, a trust company existing under the federal laws of Canada

(hereinafter called the “Trustee”)

RECITALS

WHEREAS:

A.                                    The Corporation (which was previously named MI Developments Inc.) and the Trustee executed a trust indenture dated as of December 22, 2004 (as amended, supplemented or otherwise modified from time to time, the “Indenture”) providing for the issue of debentures (“Debentures”).

B.                                    The Corporation, Granite REIT, Granite GP, Granite LP, 9268-7409 Quebec Inc. and Fin LP are party to an amended and restated arrangement agreement (the

“Arrangement Agreement”) made as of October 11, 2012 providing for an arrangement (the “Arrangement”) under the Business Corporations Act (Québec) (“QBCA”), on the terms and conditions set forth in the Plan of Arrangement (as defined in the Arrangement Agreement).

C.                                    The Corporation has filed articles of arrangement (the “Articles of Arrangement”) of the Corporation in respect of the Arrangement with the enterprise registrar (the “Enterprise Registrar”) appointed by the Minister of Revenue of Québec under section 418 of the QBCA, and a certificate of arrangement was issued by the Enterprise Registrar in respect of the Articles of Arrangement giving effect to the Arrangement as at 5:00 p.m. (Montreal time) (the “Effective Time”) on the date hereof (the “Effective Date”).

D.                                    Pursuant to the Plan of Arrangement, the Corporation transferred certain assets (the “Granite LP Assets”) to Granite LP and certain other assets to Fin LP which, together with the Granite LP Assets, constitute substantially all of the Corporation’s undertaking or assets.

E.                                     Subsection 9.1(b) of the Indenture provides that so long as any Debentures remain Outstanding (as defined in the Indenture), the Corporation shall not convey or transfer all or substantially all of its undertaking or assets to another Person (as defined in the Indenture), unless, among other things, that other Person agrees to be bound by the terms of the Indenture and of the Debentures as principal debtor in place of the Corporation and the Corporation guarantees all amounts payable under the Debentures.

F.                                      Subsection 13.1(a)(i) of the Indenture permits the Corporation and the Trustee to execute, acknowledge and deliver deeds or indentures supplemental to the Indenture for the purpose of adding to the covenants of the Corporation contained in the Indenture for the protection of the holders of the Debentures.

G.                                    Subsection 13.1(a)(vi) of the Indenture permits the Corporation and the Trustee to execute, acknowledge and deliver deeds or indentures supplemental to the Indenture for any purpose not inconsistent with the terms of the Indenture.

H.                                   Each of Granite REIT and Granite GP (each, a “Guarantor” and collectively, the “Guarantors”) has agreed to guarantee in favour of the holders the payment of amounts payable by the Co-Principal Debtors (as defined below) pursuant to the terms of the Indenture and the Debentures.

I.                                        The execution, acknowledgement and delivery of this first supplemental indenture (this “Supplemental Indenture”) by the parties hereto (other than the Trustee) have been duly authorized by a resolution of the directors of the Corporation and such other parties.

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1                               This Supplemental Indenture is supplemental to the Indenture, and the Indenture shall henceforth be read in conjunction with this Supplemental Indenture, and all the provisions of the Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Indenture and this Supplemental Indenture were contained in one instrument, and the expressions used herein shall have the same meanings as are ascribed to the corresponding expressions in the Indenture.

1.2                               On and after the date hereof, each reference in the Indenture to the Indenture, “this indenture”, “herein”, “hereby” and similar references, and each reference to the Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Indenture as amended hereby. Except as specifically amended by this Supplemental Indenture, all other terms and conditions of the Indenture shall remain in full force and unchanged.

ARTICLE 2
AMENDMENTS, ASSUMPTION AND CORPORATION GUARANTEE

2.1                               The Indenture is hereby amended to add the following definitions to Section 1.1 of the Indenture in alphabetical order:

“Arrangement” means the arrangement under the QBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of the Corporation, acting reasonably;

“Arrangement Agreement” means the amended and restated arrangement agreement made as of October 11, 2012 among the Corporation, Granite Real Estate Investment Trust, Granite REIT Inc., Granite REIT Holdings Limited Partnership, 9268-7409 Québec Inc. and Fin LP, as it may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Court” means the Superior Court of Québec;

“Effective Date” means the date the Arrangement is effective under the QBCA;

“Final Order” means the order of the Court made after application therefor, presented to the Court in form and content acceptable to the Corporation, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of the Corporation, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any requested amendment is acceptable to the Corporation, acting reasonably) on appeal;

“Fin LP” means Granite Europe Limited Partnership, a limited partnership formed under the laws of Québec;

“Granite LP” means Granite REIT Holdings Limited Partnership, a limited partnership formed under the laws of Québec;

“Plan of Arrangement” means the plan of arrangement attached as Schedule A to the Arrangement Agreement, as amended, modified or supplemented from time in accordance with the terms thereof;

“QBCA” means the Business Corporations Act (Québec);

2.2                               In compliance with Section 9.1(b)(i)(B) of the Indenture, each of Fin LP and Granite LP hereby acknowledges, confirms and agrees that it shall be bound by the terms of the Indenture and the Debentures as a co-principal debtor upon the conveyance or transfer of substantially all of the Corporation’s undertaking or assets to Fin LP and Granite LP pursuant to or in connection with the Arrangement.

2.3                               The Indenture is hereby amended to add the following new Section 9.1(d) which shall read as follows:

“The Corporation hereby acknowledges, confirms and agrees that upon the conveyance or transfer of substantially all of the Corporation’s undertaking or assets to Fin LP and Granite LP pursuant to or in connection with the Arrangement, then notwithstanding anything to the contrary contained in Section 9.1(b)(i)(B) of the Indenture, the Corporation shall remain bound by the terms of the Indenture and the Debentures as a co-principal debtor together with each of Fin LP and Granite LP and, thereafter, each of the Corporation, Fin LP and Granite LP shall be referred to in this Indenture as a “Co-Principal Debtor” and collectively as the “Co-Principal Debtors”.”

2.4                               Subject to Sections 2.5 through 2.8 hereof, the Corporation hereby unconditionally guarantees (the “Corporation Guarantee”), jointly and severally with the Guarantors, to each holder holding Debentures authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of the Indenture, the Debentures or the obligations of the Co-Principal Debtors hereunder or thereunder:

(a)                                 payment of the principal of, and interest and premium, if any, on the Debentures in full when due, whether at maturity, by acceleration, redemption or otherwise, and all other amounts payable under the Debentures, all in accordance with the terms of the Indenture and the Debentures; and

(b)                                 in case of any extension of time of payment or renewal of any Debentures or any of such other payment obligations, that same will be promptly paid in full when due in accordance with the terms of the extension or renewal, whether at maturity, by acceleration, redemption or otherwise.

2.5                               Failing payment when due of any amount so guaranteed for whatever reason, the Corporation, in its capacity as a guarantor, will be obligated to pay the same immediately.  The Corporation agrees that the Corporation Guarantee is a guarantee of payment and not a guarantee of collection.

2.6                               The Corporation hereby agrees that its obligations under the Corporation Guarantee are unconditional, irrespective of the validity, regularity or enforceability of the Debentures or the Indenture, the absence of any action to enforce the same, any waiver or consent by any holder with respect to any provisions hereof or thereof, the recovery of any judgment against the Co-Principal Debtors, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of the Corporation.  The Corporation hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Co-Principal Debtors, any right to require a proceeding first against the Co-Principal Debtors, protest, notice and all demands whatsoever and covenants that the Corporation Guarantee will not be discharged except by complete performance of the payment obligations contained in the Debentures and the Indenture.

2.7                               If any holder or the Trustee is required by any court or otherwise to return to any Co-Principal Debtor or to the Corporation, in its capacity as a guarantor, or any custodian, trustee, receiver, receiver-manager, interim receiver, liquidator or other similar official acting in relation to the Corporation, in its capacity as a guarantor, or any Co-Principal Debtor, any amount paid either to the Trustee or such holder, the Corporation Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

2.8                               The Corporation agrees that it shall not be entitled to any right of subrogation in relation to the holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby.  The Corporation further agrees that, as between the Corporation, in its capacity as a guarantor, on the one hand, and the holders and the Trustee, on the other hand, (a) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 7 of the Indenture for the purposes of the Corporation Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (b) in the event of any declaration of acceleration of such obligations as provided in Article 7 of the Indenture, such obligations (whether or not due and payable) will forthwith become due and payable by the Corporation for the purpose of the Corporation Guarantee.

2.9                               Without limiting the agreement of the Co-Principal Debtors under Section 2.2 and 2.3, or the Corporation Guarantee, in favour of the holders and the Trustee, the Co-Principal Debtors agree among themselves that Granite LP shall be responsible for making payments on the Debentures first before Fin LP or the Corporation.

ARTICLE 3
PARENT GUARANTEES

3.1                               Subject to this Article 3, each of the Guarantors hereby unconditionally guarantees (each, a “Parent Guarantee”), jointly and severally with the Corporation, to each holder holding Debentures authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of the Indenture, the Debentures or the obligations of the Co-Principal Debtors hereunder or thereunder:

(a)                                 payment of the principal of, and interest and premium, if any, on the Debentures in full when due, whether at maturity, by acceleration, redemption or otherwise, and all other amounts payable under the Debentures, all in accordance with the terms of the Indenture and the Debentures; and

(b)                                 in case of any extension of time of payment or renewal of any Debentures or any of such other payment obligations, that same will be promptly paid in full when due in accordance with the terms of the extension or renewal, whether at maturity, by acceleration, redemption or otherwise.

3.2                               Failing payment when due of any amount so guaranteed for whatever reason, each of the Guarantors will be obligated to pay the same immediately.  Each of the Guarantors agrees that its Parent Guarantee is a guarantee of payment and not a guarantee of collection.

3.3                               Each of the Guarantors hereby agrees that its obligations under its Guarantee are unconditional, irrespective of the validity, regularity or enforceability of the Debentures or the Indenture, the absence of any action to enforce the same, any waiver or consent by any holder with respect to any provisions hereof or thereof, the recovery of any judgment against the Co-Principal Debtors, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor.  Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Co-Principal Debtors, any right to require a proceeding first against the Co-Principal Debtors, protest, notice and all demands whatsoever and covenants that its Parent Guarantee will not be discharged except by complete performance of the payment obligations contained in the Debentures and the Indenture.

3.4                               If any holder or the Trustee is required by any court or otherwise to return to any Co-Principal Debtor or the Guarantors, or any custodian, trustee, receiver, receiver-manager, interim receiver, liquidator or other similar official acting in relation to the Guarantors or any Co-Principal Debtor, any amount paid either to the Trustee or such holder, the Parent Guarantees, to the extent theretofore discharged, will be reinstated in full force and effect.

3.5                               Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby.  Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the holders and the Trustee, on the other hand, (a) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 7 of the Indenture for the purposes of the Parent Guarantees, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (b) in the event of any declaration of acceleration of such obligations as provided in Article 7 of the Indenture, such obligations (whether or not due and payable) will forthwith become due and payable by the Guarantors for the purpose of the Parent Guarantees.

ARTICLE 4
GENERAL

4.1                               The Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and the Corporation and the Trustee hereby confirm the Indenture in all other respects.

4.2                               This Supplemental Indenture shall be governed by and be construed in accordance with the laws of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract and shall be binding upon the parties hereto and their respective successors and assigns.

4.3                               This Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Supplemental Indenture.

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture under the hands of their proper officers in that behalf.

GRANITE REAL ESTATE INC.

By:	“Michael Forsayeth”
Name:	Michael Forsayeth
Title:	Chief Financial Officer

By:	“Jennifer Tindale”
Name:	Jennifer Tindale
Title:	Executive Vice President,
General Counsel

GRANITE EUROPE LIMITED PARTNERSHIP, by its general partner, 9268-7409 QUÉBEC INC.

By:	“Michael Forsayeth”
Name:	Michael Forsayeth
Title:	Treasurer

By:	“Jennifer Tindale”
Name:	Jennifer Tindale
Title:	Secretary

GRANITE REIT HOLDINGS LIMITED PARTNERSHIP, by its general partner, GRANITE REIT INC.

By:	“Michael Forsayeth”
Name:	Michael Forsayeth
Title:	Chief Financial Officer

By:	“Jennifer Tindale”
Name:	Jennifer Tindale
Title:	Executive Vice President,
General Counsel and Secretary

Signature page to Supplemental Indenture

GRANITE REAL ESTATE INVESTMENT TRUST, by its attorney GRANITE REAL ESTATE INC.

By:	“Michael Forsayeth”
Name:	Michael Forsayeth
Title:	Chief Financial Officer

By:	“Jennifer Tindale”
Name:	Jennifer Tindale
Title:	Executive Vice President,
General Counsel

GRANITE REIT INC.

By:	“Michael Forsayeth”
Name:	Michael Forsayeth
Title:	Chief Financial Officer

By:	“Jennifer Tindale”
Name:	Jennifer Tindale
Title:	Executive Vice President,
General Counsel and Secretary

BNY TRUST COMPANY OF CANADA

By:	“Steven Broude”
Name:	Steven Broude
Title:	Vice President

By:
Name:
Title:

Signature page to Supplemental Indenture